COOPERATION AGREEMENT

This Cooperation Agreement (this "Agreement"), dated as of February 10, 2022, is made by and among Ampco-Pittsburgh Corporation, a Pennsylvania corporation (the "Corporation"), and the entities and natural persons set forth under the "Ancora Parties" caption in the signature pages hereto and their Affiliates or Associates (as such terms are defined below) (collectively, the "Ancora Parties" and individually a "Member" of the Ancora Parties) (the Corporation and the Ancora Parties together, collectively, the "Parties").

WHEREAS, the Ancora Parties beneficially own an aggregate of 1,068,531 shares of common stock, par value $1.00 (the "Common Stock"), of the Corporation and no Series A Warrants to purchase shares of Common Stock of the Corporation (the "Warrants", and together with the Common Stock, the "Securities") issued and outstanding on the date hereof;

WHEREAS, the Ancora Parties have discussed with management of the Corporation the Ancora Parties' intent to nominate a slate of two director candidates to be elected to the Board of Directors of the Corporation (the "Board") at the 2022 annual meeting of shareholders of the Corporation (the "2022 Annual Meeting"); and

WHEREAS, the Parties have determined that it is in their respective best interests to come to an agreement with respect to the composition of the Board and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1. Board Matters.

   a. Promptly following the execution of this Agreement, but in no event later than the following business day, the Corporation shall take all necessary actions to: (i) set the size of the Board at eleven (11) directors, (ii) appoint Laurence E. Paul and William K. Lieberman to serve as directors of the Corporation as members of the class of directors having a term expiring at the 2022 Annual Meeting and (iii) appoint Darrell L. McNair (the "Ancora Independent Appointee") and Frederick D. DiSanto (the "Ancora Designee", and together with the Ancora Independent Appointee, the "Ancora Appointees") to serve as directors of the Corporation as members of the class of directors having a term expiring at the 2023 annual meeting of the Corporation's shareholders (the "2023 Annual Meeting"). So long as the Ancora Parties continue to Beneficially Own (as defined below) at least four percent (4%) of the then issued and outstanding Common Stock, subject to adjustment for stock splits, stock dividends, reclassifications, combinations and other equitable adjustments (the "Four Percent Threshold"), subsequent to the date of the 2022 Annual Meeting and prior to the expiration of the Standstill Period (as defined below), the Board and all applicable committees of the Board shall not increase the size of the Board to more than eleven (11) directors without the prior written agreement of the Ancora Parties.

b. <u>Replacement Appointees</u>.

    i. If, during the Standstill Period, either Ancora Appointee resigns from the Board (other than pursuant to <u>Section 1(c)</u>)) or is rendered unable (due to death, disability or other applicable Pennsylvania law standard) to, or refuses to, serve on the Board, and at all times since the date of this Agreement, the Ancora Parties shall have the right to recommend a replacement director to serve as a director of the Corporation for the remaining term of such Ancora Appointee. Any person appointed to the Board pursuant to this <u>Clause (i)</u> (each such person, a "<u>Replacement Appointee</u>" and collectively, the "<u>Replacement Appointees</u>") must be (x) reasonably acceptable to the Nominating and Governance Committee (such acceptance not be unreasonably withheld) and (y) qualify as "independent" pursuant to NYSE listing standards. The Nominating and Governance Committee shall make its determination and recommendation (which it shall undertake reasonably and in good faith) regarding whether such person meets the foregoing criteria within three (3) business days after (A) such nominee as a Replacement Appointee has submitted to the Corporation customary onboarding documentation and (B) representatives of the Board have, if requested by the Corporation, conducted customary interview(s) of such nominee. The Board shall vote on the appointment of such Replacement Appointee no later than three (3) business days after the Nominating and Governance Committee recommendation of such Replacement Appointee. In the event the Nominating and Governance Committee or the Board do not accept one or more of the Replacement Appointees recommended by the Ancora Parties, the Parties will continue to follow the procedures of this <u>Section 1(b)</u> until Replacement Appointee(s) are appointed or elected to the Board, provided the Ancora Parties continue to be eligible to appoint such Replacement Appointee(s) pursuant to <u>Clause (i)</u> of this <u>Section 1(b)</u>. Upon appointment of any such person to the Board, such person shall be deemed to be the class of the Ancora Appointee being replaced by such Replacement Appointee. Upon a Replacement Appointee's appointment to the Board, such Replacement Appointee shall be deemed to be an Ancora Appointee for all purposes under this Agreement.

c. <u>Resignations</u>.

    i. The Ancora Designee, including, for the avoidance of doubt, any Replacement Directors, that is an employee of a Member of the Ancora Parties, shall resign from the Board and all applicable committees and subcommittees thereof if at any time the Ancora Parties cease to satisfy the Four Percent Threshold.

    ii. The Ancora Parties shall be obligated to promptly, but in no event, within two (2) business days from such occurrence, inform in writing the

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Corporation's Chief Executive Officer if the Ancora Parties' Beneficial Ownership of Common Stock is less than Four Percent Threshold.

d. No later than one hundred twenty (120) days from the date of this Agreement, the Board and all applicable committees thereof shall take such actions as are necessary to form an advisory committee of the Board to be named the Business Improvement Advisory Committee of the Board (the "Business Improvement Advisory Committee") to support and make recommendations to the Board and support management's review of business improvements and enhancements for the Corporation. In accordance with Pennsylvania law and the Corporation's Amended and Restated Bylaws, as amended on the date hereof, the Board shall cause the Business Improvement Advisory Committee to be composed of six (6) members of the Board, (i) including the Ancora Appointees, one of whom shall serve as Chairman of the Business Improvement Advisory Committee and (ii) four other members of the Board serving on the Board prior to the execution of this Agreement, who shall initially be James J. Abel, J. Brett McBrayer and two additional directors serving on the Board prior to the execution of this Agreement. The Corporation and the Ancora Parties shall cooperate in good faith to agree upon a charter for the Business Improvement Advisory Committee, provided that in no event shall such charter provide for, and the Business Improvement Advisory Committee shall not be authorized to and may not, without prior Board approval, (i) engage or otherwise employ advisors, investment banks, financial advisors, lawyers or any other party (collectively, "Advisors"); (ii) pay, become obligated to pay or in any way compensate any Advisors or other parties and (iii) incur any expenses on behalf of the Business Improvement Advisory Committee and/or the Corporation. Furthermore, the Board shall consult with the Ancora Appointees regarding the appointment of each Ancora Appointee to one or more standing committees of the Board, if any, with the understanding that the intent of the Parties is that each Ancora Appointee (and any Replacement Appointee, as applicable) shall be considered for membership on committees of the Board in the same manner as other independent members of the Board, provided that such Ancora Appointee satisfies any NYSE listing standards and any legal or regulatory requirements for service on any such committee, including but not limited to, with respect to financial expertise and independence. Further, in the event the Board establishes any new committee(s) of the Board during the Standstill Period, each Ancora Appointee shall be considered for membership on such committee(s) in the same manner as other independent members of the Board.

e. While any Ancora Appointee (or any Replacement Appointee, as applicable) serves as a director of the Board, such Ancora Appointee shall receive compensation (including equity based compensation, if any) for the Board and committee meetings attended, an annual retainer and benefits (including expense reimbursements) on the same basis as all other non-employee directors of the Corporation as determined by the Board.

f. The Ancora Appointees (and any Replacement Appointee, as applicable) will be subject to the same protections and obligations regarding confidentiality, conflicts of interest, related party transactions, fiduciary duties (as set forth under Pennsylvania law), codes of conduct, trading and disclosure policies (including the Corporation's insider trading policy), director resignation policy, stock ownership guidelines and other governance guidelines and policies of the Corporation as other directors, as amended from time to time (collectively, the "Corporation Policies"), and shall have the same rights and benefits, including with respect to insurance, indemnification, compensation and fees, as are applicable to all non-employee directors of the Corporation. The Corporation shall make available to any Ancora Appointee copies of all Corporation Policies not publicly available on the Corporation's website. At all times while any Ancora Appointee is serving as a member of the Board, (i) such Ancora Appointee shall not disclose any confidential information of the Corporation to (x) the Ancora Parties, any Member of the Ancora Parties or any "Affiliate" or "Associate" (for purposes of this Agreement, as each is defined in Rule 12b-2 promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of each such Member of the Ancora Parties (collectively and individually, the "Ancora Affiliates") or (y) any other person or entity not affiliated with the Corporation, and (ii) each Member of the Ancora Parties shall not, and shall cause the Ancora Affiliates not to, seek to obtain confidential information of the Corporation from any Ancora Appointee (or any Replacement Appointee).

g. Notwithstanding anything to the contrary in this Agreement, the rights and privileges set forth in this Agreement shall be personal to the Ancora Parties and may not be transferred or assigned to any individual, corporation, partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature (each, a "Person"), except that the Ancora Parties shall be permitted to transfer or assign this Agreement to their respective controlled Affiliates, provided that any such transfer or assignment shall not relieve any transferring Ancora Party of its obligations under this Agreement.

h. For purposes of this Agreement, the term "Beneficially Own" or variations thereof shall have the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

2. Standstill and Voting.

a. The Ancora Parties each agree that during the Standstill Period, the Ancora Parties and the Ancora Affiliates will not (and they will not assist or encourage others to), directly or indirectly, in any manner, without prior written approval of the Board:

i. take any actions, including acquiring, seeking to acquire or agreeing to acquire (directly or indirectly, whether by market purchases, private purchases, tender or exchange offer, through the acquisition of control of another person, by joining a "group" (within the meaning of Section 13(d)(3) of the Exchange Act), through swap or hedging transactions or otherwise) any shares of Common Stock or Warrants (or Beneficial Ownership thereof) or any securities convertible or exchangeable into or exercisable for any shares of Common Stock or Warrants (or Beneficial Ownership thereof) (including any derivative securities or any other rights decoupled from the underlying securities of the Corporation) such that the Ancora Parties would Beneficially Own in excess of 9.9% of the shares of Common Stock outstanding at such time;

ii. other than in open market sale transactions where the identity of the purchaser is not known, sell, offer, or agree to sell, directly or indirectly, through swap or hedging transactions or otherwise, the securities of the Corporation or any rights decoupled from the underlying securities held by the Ancora Parties to any person or entity not (A) a party to this Agreement, (B) a member of the Board, (C) an officer of the Corporation or (D) an Affiliate of the Ancora Parties (any person or entity not set forth in clauses (A)-(D) shall be referred to as a "Third Party") that would result in such Third Party, together with its Affiliates, owning, controlling or otherwise having any, beneficial or other ownership interest representing in the aggregate in excess of 2.0% of the shares of Common Stock outstanding at such time;

iii. (A) advise or knowingly encourage or influence any other Person or knowingly assist any third party in so encouraging, assisting or influencing any other Person with respect to the giving or withholding of any proxy, consent or other authority to vote or in conducting any type of referendum (other than such encouragement, advice or influence that is consistent with the Board's recommendation in connection with such matter) or (B) advise, influence or encourage any Person with respect to, or effect or seek to effect, whether alone or in concert with others, the election, nomination or removal of a director other than as permitted by Section 1;

iv. solicit proxies or written consents of shareholders or conduct any other type of referendum (binding or non-binding) (including any "withhold," "vote no" or similar campaign) with respect to the shares of Common Stock, or from the holders of the shares of Common Stock, or become a "participant" (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act) in or knowingly encourage or assist any third party in any "solicitation" of any proxy, consent or other authority (as such terms are defined under the Exchange Act) to vote any shares of Common Stock (other than any encouragement, advice or influence that is consistent with the Board's recommendation in connection with such matter);

v. (A) form, join or in any other way participate in a "group" with respect to any Securities (other than a "group" solely consisting of the Ancora Parties or Ancora controlled Affiliates), (B) grant any proxy, consent or other authority to vote with respect to any matters to be voted on by the Corporation's shareholders (other than to the named proxies included in the Corporation's proxy card for any Shareholder Meeting (as defined below)

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or in accordance with <u>Section 2(b)</u>) or (C) agree to deposit or deposit any Securities or any securities convertible or exchangeable into or exercisable for any such Securities in any voting trust, agreement or similar arrangement (other than (I) to the named proxies included in the Corporation's proxy card for any Shareholder Meeting, (II) customary brokerage accounts, margin accounts, prime brokerage accounts and the like or (III) any agreement solely among the Ancora Parties or Ancora controlled Affiliates);

vi.   separately or in conjunction with any third party in which it is or proposes to be either a principal, partner or financing source or is acting or proposes to act as broker or agent for compensation, propose (publicly or privately, with or without conditions), indicate an interest in or effect any tender offer or exchange offer, merger, acquisition, division, reorganization, restructuring, recapitalization or other business combination involving the Corporation or any of its subsidiaries or the assets or businesses of the Corporation or any of its subsidiaries or actively encourage or initiate or support any other third party in any such activity; provided, however, that the Ancora Parties and Ancora Affiliates shall be permitted to (A) sell or tender their Securities, and otherwise receive consideration, pursuant to any such transaction and (B) vote on any such transaction in accordance with <u>Section 2(b)</u>;

vii.   (A) present at any Shareholder Meeting any proposal for consideration for action by the shareholders or (B) call or seek to call, or request the call of, alone or in concert with others, or support another shareholder's call for, any meeting of shareholders, whether or not such a meeting is permitted by the Corporation's organizational documents;

viii.   take any action in support of or make any proposal or request that constitutes: (A) controlling, changing or influencing the Board, management or policies of the Corporation, including any plans or proposals to change the number or term of directors or the removal of any directors, or to fill any vacancies on the Board; (B) any material change in the capitalization, stock repurchase programs and practices or dividend policy of the Corporation; (C) any other material change in the Corporation's management, business or corporate structure; (D) seeking to have the Corporation waive or make amendments or modifications to the Corporation's charter or bylaws, or other actions that may impede or facilitate the acquisition of control of the Corporation by any person; (E) causing a class of securities of the Corporation to be delisted from, or to cease to be authorized to be quoted on, any securities exchange; (F) causing a class of securities of the Corporation to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (G) seeking to have the Corporation waive or make amendments or modifications to the Warrants, or other actions that related to the Warrants, unless such actions

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are approved by the Board, in each case with respect to the foregoing clauses (A) through (G);

    ix.   make any request for shareholder list materials or other books and records of the Corporation under Section 1508 of the PA BCL, or otherwise; <u>provided</u> that if any Ancora Appointee (or any Replacement Appointee, as applicable) makes such a request solely in such Ancora Appointee's capacity as a director in a manner consistent with his (or her) fiduciary duties to the Corporation, such material and other books and records may not be shared with any other Ancora Party, Member of the Ancora Parties or any Ancora Affiliate, notwithstanding any other provision of this Agreement;

    x.   institute, solicit, join (as a party) or knowingly assist any litigation, arbitration or other proceeding against the Corporation or any of its current or former directors or officers (including derivative actions), other than (A) litigation by the Ancora Parties to enforce the provisions of this Agreement, (B) counterclaims with respect to any proceeding initiated by, or on behalf of, the Corporation or its Affiliates against the Ancora Parties or any Ancora Appointee (or Replacement Appointee, as applicable) and (C) the exercise of statutory appraisal rights; provided that the foregoing shall not prevent the Ancora Parties from responding to or complying with a validly issued legal process (and the Corporation agrees that this <u>Section 2(a)(x)</u> shall apply *mutatis mutandis* to the Corporation and its directors, officers, employees and agents (in each case, acting in such capacity) and Affiliates with respect to the Ancora Parties);

    xi.   encourage, facilitate, support, participate in or enter into any negotiations, agreements, arrangements or understandings with respect to, the taking of any actions by any other Person in connection with the foregoing that is prohibited to be taken by the Ancora Parties; or

    xii.   request that the Corporation, directly or indirectly, amend or waive any provision of this <u>Section 2</u> (including this clause (a)(xii)), other than through non-public communications with the Corporation that would not reasonably be expected to trigger public disclosure obligations for any Party.

The foregoing provisions of this <u>Section 2(a)</u> shall not be deemed to prevent any Member of the Ancora Parties from (i) communicating privately with the Board or any of the Corporation's executive officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require the Corporation or any Member of the Ancora Parties to make public disclosure with respect thereto, (ii) communicating privately with shareholders of the Corporation and others in a manner that does not otherwise violate this <u>Section 2(a)</u>, <u>Section 3</u> hereof or any other provision of this Agreement or (iii) taking any action to the extent necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over any Member of the Ancora Parties. Furthermore, for the avoidance of doubt, nothing in this Agreement shall be deemed to restrict in any way the Ancora Appointees (or any Replacement Appointee, as applicable) in the exercise of their fiduciary duties under applicable law as directors of the Corporation.

b. In respect of any vote or consent of the Corporation's shareholders during the Standstill Period (whether at an annual or special shareholder meeting or pursuant to an action by written consent of the shareholders) (each a "Shareholder Meeting"), the Ancora Parties and the Members of the Ancora Parties shall appear or act in person or by proxy and vote all shares of Common Stock Beneficially Owned by them in accordance with the recommendation of the Board with respect to (i) the election, removal and/or replacement of directors (a "Director Proposal"), (ii) the ratification of the appointment of the Corporation's independent registered public accounting firm and (iii) any other proposal submitted to the Corporation's shareholders at a Shareholder Meeting, in each case as such recommendation of the Board is set forth in the applicable definitive proxy statement filed in respect thereof; provided, however, that in the event Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co., LLC ("Glass Lewis") make a recommendation that differs from the recommendation of the Board with respect to any proposal submitted to the shareholders at any Shareholder Meeting (other than Director Proposals), the Ancora Parties and the Members of the Ancora Parties are permitted to vote the shares of Common Stock Beneficially Owned by them at such Shareholder Meeting in accordance with the ISS or Glass Lewis recommendation; provided, further, that the Ancora Parties and the Members of the Ancora Parties shall be entitled to vote the shares of Common Stock Beneficially Owned by them in their sole discretion with respect to any publicly announced proposal relating to a merger, acquisition, disposition of all or substantially all of the assets of the Corporation and its subsidiaries or other business combination involving the Corporation, in each case, that requires a vote of the Corporation's shareholders.

c. The "Standstill Period" shall begin as of the date of this Agreement and shall remain in full force and effect until the earlier of (i) the date that is thirty (30) days prior to the deadline for the submission of shareholder nominations for the 2023 Annual Meeting pursuant to the Corporation's Amended and Restated Bylaws, as then amended or (ii) the date that is one hundred (100) days prior to the first anniversary of the 2022 Annual Meeting, unless this Agreement is earlier terminated pursuant to Section 16.

d. Each Ancora Party shall comply, and shall cause each of its respective Ancora Affiliates to comply, with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such Ancora Affiliate.

3. Mutual Non-Disparagement. During the Standstill Period, (a) the Ancora Parties shall not, and shall cause their respective directors, officers, partners, members, employees, agents (in each case, acting in such capacity) and Affiliates not to make, or cause to be made, by press release or other public statement to the press or media, any statement or announcement that constitutes an ad hominem attack on, or otherwise disparages, the Corporation, its officers or its directors or any person who has served as an officer or

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director of the Corporation in the past and (b) the Corporation's directors, executive officers not to, make, or cause to be made, by press release or other public statement to the press or media, any statement or announcement that constitutes an ad hominem attack on, or otherwise disparages, the Ancora Parties, the Members of the Ancora Parties or their respective officers or directors or any person who has served as an officer or director of an Ancora Party in the past three (3) years). The foregoing shall not prevent the making of any factual statement including in any compelled testimony or production of information, either by legal process, subpoena, or as part of a response to a request for information from any governmental authority with purported jurisdiction over the party from whom information is sought.

4. <u>Director Information</u>. As a condition to the Ancora Appointees' (or any Replacement Appointee's) appointment to the Board and any subsequent nomination for election as a director at an annual meeting of the Corporation's shareholders, the Ancora Appointees (or any Replacement Appointee, as applicable) will provide any information the Corporation reasonably requires, including information required to be disclosed in a proxy statement or other filing under applicable law, stock exchange rules or listing standards, information in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal obligations, and will consent to appropriate background checks, to the extent, in each case, consistent with the information and background checks required by the Corporation in accordance with past practice with respect to other members of the Board. If, at any time following the completion of the Corporation's background review process, the Board learns that any Ancora Appointee or any Replacement Appointee, as the case may be, has committed, been indicted or charged with, or made a plea of *nolo contendre* to a felony or a misdemeanor involving moral turpitude, deceit, dishonesty or fraud, then the Board may request that such Ancora Appointee (or any Replacement Appointee, as applicable), resign from the Board and, in such case, the resulting vacancy shall be filled in the manner set forth in <u>Section 1(c)</u> of this Agreement.

5. <u>Disclosure of this Agreement</u>. Promptly following the execution of this Agreement, the Corporation and the Ancora Parties shall jointly issue a press release (the "<u>Press Release</u>") announcing this Agreement, substantially in the form attached hereto as <u>Exhibit A</u>. Prior to the issuance of the Press Release, neither the Corporation nor the Ancora Parties shall issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other Party. No Party or any of its Affiliates shall make any public statement (including, without limitation, in any filing required under the Exchange Act) concerning the subject matter of this Agreement inconsistent with the Press Release. During the period commencing on the date hereof and ending on the date this Agreement terminates in accordance with <u>Section 16</u>, no Party shall make any public announcement or statement that is inconsistent with or contrary to the statements made in the Press Release, except to the extent required by law or the rules and regulations under any stock exchange or governmental entity with the prior written consent of the Ancora Parties and the Corporation, as applicable, and otherwise in accordance with this Agreement. Notwithstanding the foregoing, (i) the Corporation acknowledges and agrees that the Ancora Parties may file this Agreement as an exhibit to an amendment to the Ancora Parties' Schedule 13D within two (2) business days of the

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execution of this Agreement and (ii) the Ancora Parties acknowledge and agree that the Corporation may file this Agreement as an exhibit to a Current Report on Form 8-K within four (4) business days of the execution of this Agreement.

6.   Representations and Warranties.

    a.   The Corporation represents and warrants to the Ancora Parties that: (i) the Corporation has the requisite corporate power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind it hereto and thereto; (ii) this Agreement has been duly and validly authorized, executed and delivered by the Corporation, constitutes a valid and binding obligation and agreement of the Corporation and is enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; and (iii) the execution, delivery and performance of this Agreement by the Corporation does not and will not (x) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Corporation or (y) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Corporation is a party or by which it is bound.

    b.   Each of the Ancora Parties represents and warrants to the Corporation that: (i) each Ancora Party and the authorized signatory of such Ancora Party set forth on the signature page hereto has the requisite power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind it hereto and thereto; (ii) this Agreement has been duly authorized, executed and delivered by such Ancora Party, constitutes a valid and binding obligation and agreement of such Ancora Party and is enforceable against such Ancora Party in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (iii) the execution, delivery and performance of this Agreement by such Ancora Party does not and will not (x) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to such Ancora Party or (y) result in any material breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a material breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such Ancora Party is a party or by which it is bound; and (iv) as of the date of this Agreement, (x) the Ancora Parties Beneficially Own in the aggregate 1,068,531 shares of Common Stock, (y) the Ancora Parties have no other equity interest in, or rights or securities to acquire through exercise, conversion, voting agreements or otherwise, any equity interest in the Corporation and (z) none of the Ancora Parties is a party to any swap or hedging transactions or other derivative agreements of any nature with respect to any shares of Common Stock or Warrants.

7. <u>Authority</u>. The Ancora Parties hereby appoint Frederick DiSanto as the sole Member entitled to exercise the collective rights and remedies of the Ancora Parties hereunder, which appointee may be changed from time to time upon written notice to and approval from the Corporation (such approval not to be unreasonably withheld or delayed).

8. <u>Expenses</u>. The Corporation shall reimburse the Ancora Parties for their reasonable documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby, provided that such reimbursement shall not exceed $40,000.00 in the aggregate.

9. <u>Amendment in Writing</u>. This Agreement and each of its terms may only be amended, waived, supplemented or modified in a writing signed by the Parties hereto.

10. <u>Governing Law/Venue/Waiver of Jury Trial/Jurisdiction</u>. Each of the Parties (a) irrevocably and unconditionally consents to submit itself to the exclusive personal jurisdiction of the courts of the Commonwealth of Pennsylvania or, if unavailable, the federal court in the Commonwealth of Pennsylvania, in each case sitting in the City of Pittsburgh in the Commonwealth of Pennsylvania in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than state and federal courts of the Commonwealth of Pennsylvania sitting in the City of Pittsburgh, and each of the Parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other Party seeks to enforce the terms by way of equitable relief, and (e) irrevocably consents to service of process by a reputable overnight delivery service, signature requested, to the address of such Party's principal place of business or as otherwise provided by applicable law. For the avoidance of doubt, the BCL shall govern in all respects any matters related to this Agreement. FURTHER TO SUCH MATTERS, THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING WITHOUT LIMITATION VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE COMMONWEALTH OF PENNSYLVANIA APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH COMMONWEALTH WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH COMMONWEALTH.

11. <u>Specific Performance</u>. The Parties expressly agree that an actual or threatened breach of this Agreement by any Party will give rise to irreparable injury that cannot adequately be compensated by damages. Accordingly, in addition to any other remedy to which it may be entitled, each Party shall be entitled to a temporary restraining order or injunctive relief to prevent a breach of the provisions of this Agreement or to secure specific enforcement

of its terms and provisions, and each Party agrees it will not take any action, directly or indirectly, in opposition to another Party seeking relief. Each of the Parties agrees to waive any requirement for the security or posting of any bond in connection with any such relief.

12. <u>Severability</u>. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

13. <u>Non-Waiver</u>. No failure or delay by a Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

14. <u>Entire Agreement</u>. This Agreement constitutes the full, complete and entire understanding, agreement, and arrangement of and between the Parties with respect to the subject matter hereof and supersedes any and all prior oral and written understandings, agreements and arrangements between them. There are no other agreements, covenants, promises or arrangements between the Parties other than those set forth in this Agreement (including the attachments hereto).

15. <u>Notice</u>. All notices and other communications which are required or permitted hereunder shall be in writing and shall be deemed validly given, made or served, when delivered in person or sent by overnight courier, when actually received during normal business hours, or on the date of dispatch by the sender thereof when sent by e-mail (to the extent that no "bounce back", "out of office" or similar message indicating non-delivery is received with respect thereto), if such dispatch is made by 5:00 p.m. New York City time on a business day or, if made after 5:00 p.m. New York City time on a business day, such notice or other communication shall be deemed to have been received on the next succeeding business day, at the address specified in this <u>Section 15</u>:

If to the Corporation:

       Ampco-Pittsburgh Corporation
       726 Bell Avenue, Suite 301
       Carnegie, Pennsylvania 15106
       Attention: Melanie Sprowson
       Corporate   Secretary
       Email: MSprowson@ampcopgh.com

with a copy, which will not constitute notice, to:

       Cozen O'Connor
       One Oxford Centre
       301 Grant Street, 41st Floor
       Pittsburgh, PA 15219
       Attention: Jeremiah G. Garvey

LEGAL\56085385\14

Seth Popick
Email: jgarvey@cozen.com
             spopick@cozen.com

If to the Ancora Parties:

Ancora Holdings Inc.
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124
Attention: Jim Chadwick
Email: jchadwick@ancora.net
with a copy, which will not constitute notice, to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention: Steve Wolosky
              Sebastian Alsheimer
Email: swolosky@olshanlaw.com
              salsheimer@olshanlaw.com

16. <u>Termination</u>. This Agreement shall cease, terminate and have no further force and effect upon the expiration of the last day of the Standstill Period as set forth in <u>Section 2(c)</u>, unless earlier terminated by mutual written agreement of the Parties; provided that <u>Sections 8</u> through <u>21</u> shall survive the termination of this Agreement.

17. <u>Further Assurances</u>. The Ancora Parties and the Corporation agree to take, or cause to be taken, all such further or other actions as shall reasonably be necessary to make effective and consummate the transactions contemplated by this Agreement.

18. <u>Successors and Assigns</u>. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, however, that the Ancora Parties may assign this Agreement to the extent set forth in <u>Section 1(h)</u>. Any purported transfer requiring consent without such consent shall be void.

19. <u>No Third Party Beneficiaries</u>. This Agreement is solely for the benefit of the Parties and is not enforceable by any other Person.

20. <u>Interpretation; Construction</u>. Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the Parties shall be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal

13

decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is hereby expressly waived by each of the Parties, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation. When a reference is made in this Agreement to a Section or Clause, such reference shall be to a Section or Clause of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" and "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word "will" shall be construed to have the same meaning as the word "shall." The words "dates hereof" will refer to the date of this Agreement. The word "or" is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to herein means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified or supplemented.

21. <u>Counterparts</u>. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[The remainder of this page is left blank intentionally.]

LEGAL\56085385\14



IN WITNESS WHEREOF, the Parties hereto have each executed this Agreement on the date first set forth above.

THE CORPORATION:

AMPCO-PITTSBURGH CORPORATION

By: /s/ J. Brett McBrayer

Name: J. Brett McBrayer

Title: Chief Executive Officer

[Signature Page to Cooperation Agreement]

THE ANCORA PARTIES:

ANCORA MERLIN, LP
ANCORA MERLIN INSTITUTIONAL, LP
ANCORA CATALYST, LP
ANCORA CATALYST INSTITUTIONAL, LP

By: Ancora Alternatives LLC,
     its Investment Advisor and General Partner

By: Ancora Holdings Group, LLC,
     its Sole Member

By: _____
     Name: Frederick DiSanto
     Title: Chairman and Chief Executive Officer
     ANCORA ALTERNATIVES LLC

By: Ancora Holdings Group, LLC,
     its Sole Member

By: _____
     Name: Frederick DiSanto
     Title: Chairman and Chief Executive Officer
     ANCORA HOLDINGS GROUP, LLC

By: _____
     Name: Frederick DiSanto
     Title: Chairman and Chief Executive Officer



_____
FREDERICK DISANTO

Exhibit A

Press Release

 **Ampco-Pittsburgh** 726 BELL AVENUE, SUITE 301, CARNEGIE, PA 15106
(412) 456-4400
Moving forward.

Contact:
Michael G. McAuley
Senior Vice President, Chief Financial Officer and Treasurer
(412) 429-2472
mmcauley@ampcopgh.com

FOR IMMEDIATE RELEASE
CARNEGIE, PA
February 11, 2022

Ampco-Pittsburgh Appoints Three Independent Directors to the Board

Enters into Cooperation Agreement with Ancora

Carnegie, PA, February 11, 2022 – Ampco-Pittsburgh Corporation (NYSE: AP) ("Ampco-Pittsburgh" or the "Corporation") today announced that it has appointed three independent directors to its Board of Directors (the "Board"), two of whom were appointed in connection with an agreement with Ancora Holdings Group, LLC (together with its affiliates, "Ancora"), a shareholder which currently owns approximately 5.6% of the Corporation's outstanding shares. Frederick D. DiSanto and Darrell L. McNair will join the Board as members of the class of directors to be elected at the 2023 Annual Meeting of the Corporation's shareholders, effective immediately pursuant to a Cooperation Agreement entered into between Ampco-Pittsburgh and Ancora. Laurence E. Paul will also join the Board as a member of the class of directors to be elected at the 2022 Annual Meeting of the Corporation's shareholders, effective immediately. Dr. Paul is expected to be nominated for election at the Corporation's 2022 Annual Meeting of Shareholders (the "2022 Annual Meeting").

"We are exceptionally pleased to welcome this group of directors to the Ampco-Pittsburgh Board at this important time for the Corporation," said Jim Abel, Chairman of the Board. "With these appointments, our Board reflects our strong commitment to executing on our strategic plan while providing for a diversity of views on our Board. The constructive engagement between management and Ancora during the last few months will benefit the long-term interests of our shareholders and our other stakeholders."

Fred DiSanto, Chairman and Chief Executive Officer of Ancora, said, "We are pleased to have worked constructively with the Board and management team to reach this agreement to bring additional perspectives to the Board, which we believe will help enhance value for shareholders. We appreciate the thoughtful dialogue with Jim Abel, J. Brett McBrayer and the Board as we worked together to ensure Ampco-Pittsburgh is best positioned to execute on its strategic plan for the future."

Pursuant to the agreement, Ancora has agreed to not make director nominations to the Corporation and to support the Board's full slate of directors at the 2022 Annual Meeting of the Corporation's shareholders. In addition, Ancora has agreed to customary standstill, voting and other provisions. The complete agreement will be filed on Form 8-K with the U.S. Securities and Exchange Commission.

About Frederick D. DiSanto

FREDRICK D. DISANTO (age 59, Class of 2023). Mr. DiSanto is the Chairman and Chief Executive Officer of The Ancora Group, a holding company that oversees three investment advisors, and has served in such capacities since 2014 and 2006, respectively. Mr. DiSanto was the President and Chief Operating Officer of Maxus Investment Group from 1998 until December of 2000. In 2001, after Maxus Investment Group was sold to Fifth Third Bank, Mr. DiSanto served as Executive Vice President and Manager of Fifth Third Bank's Investment Advisor Division. Mr. DiSanto has served since 2016 as a director of The Eastern Company, a company that manages industrial businesses that design, manufacture and sell unique engineered solutions to niche markets, and is Chairman of the Audit Committee and a member of its Nominating and Corporate Governance Committee. He also currently serves as a director for Regional Brands, Inc., a privately held holding company seeking to acquire substantial ownership in regional companies with strong brand recognition, stable revenues and profitability, and Alithya Group Inc., a North American leader in strategy and digital transformation. Mr. DiSanto previously served on the respective Boards of Directors of Axia Net Media Corporation and LNB Bancorp, Inc. Mr. DiSanto holds a B.S. in Management Science and an MBA from Case Western Reserve University.

About Darrell L. McNair

DARRELL L. MCNAIR (age 59, Class of 2023) Mr. McNair is currently the President and Chief Executive Officer of the MVP Group of Companies, a privately held group of companies which provide injection molding services, mechanical design engineering services and distribution of foam products to the automotive, medical, industrial, recreational industries and all five branches of the military, since 2000. Previously, Mr. McNair was Executive Director and a member of the board of directors of Detroit Neighborhood & Family Initiative, a non-profit organization sponsored by the Ford Foundation & Southeast Foundation serving various communities in the Detroit area, from 1999 to 2000; Owner & Chief Executive Officer for GERIC Home Health Care, Inc., a home health care organization serving residents in southeast Michigan, from 1996 to 1999; and held various positions at the Ford Motor Company (NYSE: F), an automotive company that designs, manufactures, and markets Ford vehicles worldwide, from 1988 to 1996. Mr. McNair is also currently a member of the board of directors of Medical Mutual of Ohio, the largest health insurance company based in Cleveland, Ohio, since May 2020. In addition, Mr. McNair is currently a board member, trustee and counsel to a number of civic and community organizations, including the Cleveland/Cuyahoga County Port Authority, The President's Council, the Minority Business Financing Advisory Board, University Hospital, Northeast Ohio Medical University, ECM Chemicals, the Greater Cleveland Sports Commission, Crain's Business Diversity Council, the Cleveland Federal Reserve Local Advisory Council and Jumpstart. Mr. McNair received his M.B.A. in finance and marketing from Baldwin Wallace University and his B.G.S. in political science from Kent State University.

About Laurence E. Paul

LAURENCE E. PAUL (age 57, previously a Director 1998-2018, Class of 2022). Dr. Paul has been a managing principal of Laurel Crown Partners, a private investment company, for more than five years and prior to that was an investment banker for ten years. He became a President of The Louis Berkman Investment Company, a private investment company, in 2013. Dr. Paul holds an A.B. in biology from Harvard College, an M.D. from Harvard Medical School and an MBA from Stanford Business School. Dr. Paul is the brother of the Corporation's incumbent director Stephen E. Paul.

About Ampco-Pittsburgh Corporation

Ampco-Pittsburgh Corporation manufactures and sells highly engineered, high-performance specialty metal products and customized equipment utilized by industry throughout the world. Through its operating subsidiary, Union Electric Steel Corporation, it is a leading producer of forged and cast rolls for the global steel and aluminum industry. It also manufactures open-die forged products that principally are sold to customers in the steel distribution market, oil and gas industry, and the aluminum and plastic extrusion industries. The Corporation is also a producer of air and liquid processing equipment, primarily custom-engineered finned tube heat exchange coils, large custom air handling systems, and centrifugal pumps. It operates manufacturing facilities in the United States, England, Sweden, Slovenia, and participates in three operating joint ventures located in China. It has sales offices in North and South America, Asia, Europe, and the Middle East. Corporate headquarters is located in Carnegie, Pennsylvania.

About Ancora Holdings, Inc.

Ancora Holdings, Inc. is an employee owned, Cleveland, Ohio based holding company which wholly owns four separate and distinct SEC Registered Investment Advisers and a broker dealer. Ancora Advisors LLC specializes in customized portfolio management for individual investors, high net worth investors, investment companies (mutual funds), and institutions such as pension/profit sharing plans, corporations, charitable & "Not-for Profit" organizations, and unions. Ancora Family Wealth Advisors, LLC is a leading, regional investment and wealth advisor managing assets on behalf families and high net-worth individuals. Ancora Alternatives LLC specializes in pooled investments (hedge funds/investment limited partnerships). Ancora Retirement Plan Advisors, Inc. specializes in providing non-discretionary investment guidance for small and midsize employer sponsored retirement plans. Inverness Securities, LLC is a FINRA registered Broker Dealer.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by or on behalf of Ampco-Pittsburgh Corporation (the "Corporation"). This press release may include, but is not limited to, statements about operating performance, trends, events that the Corporation expects or anticipates will occur in the future, statements about sales and production levels, restructurings, the impact from global pandemics (including COVID-19), profitability and anticipated expenses, future proceeds from the exercise of outstanding warrants, and cash outflows. All statements in this document other than statements of historical fact are statements that are, or could be, deemed "forward-looking statements" within the meaning of the Act and words such as "may," "will," "intend," "believe," "expect," "anticipate," "estimate," "project," "forecast" and other terms of similar meaning that indicate future events and trends are also generally intended to identify forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, are not guarantees of future performance or expectations, and involve risks and uncertainties. For the Corporation, these risks and uncertainties include, but are not limited to: cyclical demand for products and economic downturns; excess global capacity in the steel industry; fluctuations of the value of the U.S. dollar relative to other currencies; increases in commodity prices or shortages of key production materials; consequences of global pandemics (including COVID-19); changes in the existing regulatory environment; new trade restrictions and regulatory burdens associated with "Brexit"; inability of the Corporation to successfully restructure its operations; limitations in availability of capital to fund the Corporation's operations and strategic plan; inoperability of certain equipment on which the Corporation relies; work stoppage or another industrial action on the part of any of the Corporation's unions; liability of the Corporation's subsidiaries for claims alleging personal injury from exposure to asbestos-containing components historically used in certain products of those subsidiaries; inability to satisfy the continued listing requirements of the New York Stock Exchange or NYSE American; failure to maintain an effective system of internal control; potential attacks on information technology infrastructure and other cyber-based business disruptions; and those discussed more fully elsewhere in this report and in documents filed with the Securities and Exchange Commission by the Corporation, particularly in Item 1A, Risk Factors, in Part I of the Corporation's latest Annual Report on Form 10-K. The Corporation cannot guarantee any future results, levels of activity, performance or achievements. In addition, there may be events in the future that the Corporation may not be able to predict accurately or control which may cause actual results to differ materially from expectations expressed or implied by forward-looking statements. Except as required by applicable law, the Corporation assumes no obligation, and disclaims any obligation, to update forward-looking statements whether as a result of new information, events or otherwise.

Additional Information and Where to Find It

In connection with the forthcoming solicitation of proxies from shareholders in respect of the Corporation's 2022 Annual Meeting of Shareholders, the Corporation will file with the U.S. Securities and Exchange Commission (the "SEC") a proxy statement on Schedule 14A (the "proxy statement"), containing a form of proxy card. Details concerning the nominees for the Class of 2025 of the Board of Directors of the Corporation for election at the Corporation's 2022 Annual Meeting of Shareholders will be included in the proxy statement. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS, INCLUDING THE CORPORATION'S PROXY STATEMENT AND ANY AMENDMENTS AND SUPPLEMENTS THERETO AND ACCOMPANYING PROXY CARD, FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE CORPORATION. Shareholders may obtain free copies of the proxy statement and other relevant documents that the Corporation files with the SEC on the Corporation's website at ampcopgh.com/investors or from the SEC's website at www.sec.gov.

Participants in the Solicitation

Ampco-Pittsburgh, its directors and certain of its executive officers will be participants in the solicitation of proxies from shareholders in respect of the Corporation's 2022 Annual Meeting of Shareholders. Information regarding certain of the directors and officers of Ampco-Pittsburgh is contained in its definitive proxy statement for the 2021 Annual Meeting of Shareholders which was filed with the SEC on March 26, 2021. To the extent holdings of the Corporation's securities by directors or executive officers have changed since the amounts set forth in Ampco-Pittsburgh's 20201 proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the identity of potential participants and their respective interests, by security holdings or otherwise, will be included in Ampco-Pittsburgh's proxy statement and other relevant documents filed with the SEC in connection with Ampco-Pittsburgh's 2022 Annual Meeting of Shareholders.